Law Offices Of
Keller Rohrback l.l.p.

10/5/200910

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{ of counsel

October 5, 2009

Ms. Maryse Mills-Apenteng
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC  20549

Re:	Vivid Learning Systems Inc.
Schedule 13e-3
File No. 005-83074
Filed August 7, 2009

Schedule 13D
Filed by Robert L. Ferguson on August 31, 2007
File 005-83074

Schedule 13D
Filed by William N. Lampson on August 16, 2007
File 005-83074

Dear Ms. Mills-Apenteng:

In reply to the Staff’s comment letter of September 9, 2009, we submit the following responses. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 1 to the Schedule 13e-3 (the “Schedule”).

■  Keller Rohrback L.L.P. 1201 Third Avenue, Suite 3200, Seattle, Washington 98101-3052, Telephone: (206) 623-1900, Fax: (206) 623-3384  ■
Keller Rohrback L.L.P. 770 Broadway, 2nd Floor, New York, New York 10003, Telephone:  (646) 495-6198, Fax: (646) 495-6197
Keller Rohrback P.L.C. 3101 North Central Avenue, Suite 1400, Phoenix, Arizona 85012, Telephone:  (602) 248-0088, Fax : (602) 248-2822
www. KellerRohrback.com

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 5, 2009

General

1.
Please tell us the legal basis for your determination that you are not required to seek shareholder approval in connection with the reverse/forward stock split transaction. Specifically, please set forth your analysis of relevant state law and charter provisions that permit actions such as these which appear to trigger dissenters’ rights under the Washington Business Corporation Act, to be taken solely by approval of the board and without shareholder approval. We may have further comment.

Response:            The Washington Business Corporation Act, Ch. 23B RCW ( the “Act”), expressly authorizes the board of directors of a corporation like the Company with only one class of stock outstanding to adopt amendments to the articles of incorporation, without requiring shareholder approval, (i) to effect a forward split or stock dividend, or (ii) to effect a reverse split of the corporation’s outstanding shares. Article V of the Company’s articles of incorporation authorize the issuance of “blank check” preferred stock; however, no preferred shares are issued and outstanding.

RCW 23B.10.020 of the Act provides in material part as follows:

Unless the articles of incorporation provide otherwise, a corporation’s board of directors may adopt one or more amendments to the corporation’s articles of incorporation without shareholder approval:

*   *   *

(4)           If the corporation has only one class of shares outstanding, solely to:

(a)           Effect a forward split of, or change the number of authorized shares of that class in proportion to a forward split of, or stock divided in, the corporation’s outstanding shares; or

(b)           Effect a reverse split of the corporation’s outstanding shares and the number of authorized shares of that class in the same proportions;

The statute was amended in 2003 to make it clear that not only a forward split, but a reverse split could be accomplished under the Act without requiring shareholder approval. The Committee Commentary to the legislation explains:

The proposed changes to RCW 23B.10.020 address ambiguities in the current statute as to whether a board of directors, acting on its own, can approve articles amendments in connection with a reverse stock split, and if so, whether the number of authorized shares must also be reduced in the same proportion as the reverse split. The proposed changes recognize that a board of directors should have the power to effect a reverse split that does not change the proportional relationship between outstanding shares and authorized but unissued shares. The proposed changes leave intact the current philosophy of the statute that fractional-share squeeze-outs are procedurally permissible, subject to potential dissenters’ rights under RCW 23B.13.020(1)(3) and judicial relief under appropriate circumstances (see original Commentary to RCW 23B.13.020).

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 5, 2009

Further, RCW 23B.13.020(1)(d) ensures that whether or not a shareholder was entitled to vote on an amendment of the articles of incorporation effecting a reverse split, the shareholder is entitled to dissenters’ rights if the amendment affects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation.

RCW 23B.13.020 of the Act provides in material part as follows:

(1)           A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate actions:

*   *   *

(d)           An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder’s shares in exchange for cash or other consideration other than shares of the corporation; or

*   *   *

(2)           A shareholder entitled to dissent and obtain payment for the shareholder’s shares under this chapter may not challenge the corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

The Washington Business Corporation Act, by permitting broad amendments to articles of incorporation and providing that shareholders do not derive vested property rights from the articles, including provisions relating to capital structure (RCW 23B.10.010(2)), contemplates amendments that may exchange, classify, reclassify or cancel any part of a corporation’s shares, even outstanding shares. See LeMaster and Ross, Washington Business Entities: Law and Forms (LexisNexis 2d. Ed. 2008), § 3.04[a], at p. 3-6. Further, 23B.13.020(2) states that a shareholder entitled to dissent and obtain the fair value of his shares “may not challenge a corporate action creating the shareholder’s entitlement unless the action fails to comply with the procedural requirements imposed by the Washington Business Corporation Act, the corporation’s articles or bylaws, or is fraudulent with respect to the shareholder or the corporation”. This provision has been interpreted in other states with similar corporate laws to preclude a shareholder’s challenge of a reverse split that terminates his interest in the corporation unless he or she can establish fraud, illegality or an abuse of power by the majority. Otherwise, appraisal is his other exclusive remedy. See, e.g., Lerner v. Lerner Corp., 750 A.2d 709 (Md. Ct. Spec. App.); Sifferle v. Micom Corp., 384 N.W.2d 503 (Minn. Ct. App. 1986).

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 5, 2009

2.
Refer to our previous comment. We note disclosure on page 22 in which you state that the “[]the Reverse/Forward Stock Split has been approved by the requisite number of shareholders….” This disclosure appears to be inconsistent with your disclosure on page 9 that shareholder approval is not needed and was not obtained. Please revise or advise. We may have further comment.

Response:             The Schedule has been revised to delete this language (see page 19).

3.
Please advise us as to what consideration you gave to including Messrs. Ferguson and Lampson, as filing persons on the Schedule 13e-3 because they may be affiliates engaged in the going-private transaction. Please revise your disclosure to include these parties or tell us why you believe that they should not be considered filing persons. Refer to Compliance and Disclosure Interpretation 201.05 under Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13e-3, available on our website at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm. Please note that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13e-3, including the fairness determination and recommendations requirements. Please ensure that each filing person added in response to this comment executes the signature page or tell us why it has been omitted. In addition, please identify the names of the filing persons on the facing page of the Schedule 13e-3.

Response:            Prior to filing the Schedule, we considered whether Messrs. Ferguson and Lampson, as well as other members of senior management and other directors of the Company, might be considered “filing persons” for purposes of Rule 13e-3. We determined that none of senior management and directors were properly considered “engaged, directly or indirectly, in a going-private transaction” for purposes of Rule 13e-3 under the facts and circumstances of this proposed transaction. We have also reviewed the Compliance and Disclosure Interpretation 201.05, cited by the Staff, and believe it is inapposite. Interpretation 201.05 addresses whether members of senior management (not members of a board of directors like Messrs. Lampson and Ferguson), may be deemed to be engaged in the transaction and incur a Schedule 13e-3 filing obligation separate from that of the issuer, for purposes of Rule 13e-3, in situations where a third party proposes a merger or other transaction with an issuer. Unlike the situation described in Interpretation 201.05, Messrs. Ferguson and Lampson are not members of senior management of the Company, nor is a third party involved in the proposed transaction. See Borden and Yunis, Going Private, (1982, updated through 2003, Law Journal Press), confirming that in the context of private transactions via a reverse stock split, the issuer is the only entity engaging in the transaction and should be considered the sole filing person. Further, there will be no material change in their ownership interests in the Company as a result of the transaction, and their role in the transaction is no different than any other member of senior management or other members of the Board of Directors. Like the other insiders, as explained at page 8 of the Schedule, we estimate that Messrs. Ferguson’s and Lampson’s respective percentage interests in the Company will only change nominally from 18.8 % to 18.9%, and 13.2% to 13.3%, respectively. See also the beneficial ownership table at page 32 of the Schedule. Therefore, we respectfully submit that Messrs. Lampson and Ferguson should not be regarded as “filing persons.”

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 5, 2009

4.
Please note that each report, opinion, consultation, proposal or presentation, whether written or oral, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, under Item 9 of Schedule 13e-3. Accordingly, each Item 9 report must be summarized in considerable detail in the information statement and any written materials must be filed as exhibits to the Schedule 13e-3. We note, for example, your statement that the board “considered, among other things, the determination of the fair market value per pre-split share of $0.60 as of March 31, 2009, by an independent valuation consultant.” Please revise your disclosure to describe the information provided and file the materials as an exhibit to the Schedule 13e-3.

Response:             As we explained to the Staff by telephone no fairness opinion was obtained. A valuation report obtained from an independent third party, a regional accounting firm based in Washington State, was referenced in the Schedule and considered by the Board, among other factors, in confirming the fairness of the per share price of $0.60 to the shareholders being cashed out. The consultant estimated the fully diluted per share fair market value of the Company’s stock as of March 31, 2009, on a going-concern, private company basis at $0.60. The consultant was engaged to provide only a summary appraisal report, without the full discussion of economic and industry conditions, and certain market and financial analyses, which a complete appraisal report would include.

The engagement letter and the report state that the report is intended only for management planning purposes and cannot be used for any other purpose or distributed to any third party without the consultant’s written consent.

We have fully described the scope of the report, the information reviewed by the consultant, its methodology and findings in the Schedule as required by Items 1014 and 1015 of Regulation M-A (see pages 16 to 19). We would prefer not to have to identify the consultant or include its report as an exhibit. We request that the Company not be required to do so by the Staff, given that the report is not a fairness opinion, was not based on financial projections but publicly available data, and was only one of several factors considered by the Board in determining the fairness of the price to the shareholders being cashed out. Further, all material information for shareholders about the report is now included in the Schedule.

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 5, 2009

5.
Please revise your disclosure such that the information required by Items 7, 8 and 9 of Schedule 13e-3 is prominently disclosed in a Special Factors section in the front of the disclosure document. Refer to Rule 13e-3(c)(1)(ii) that although there is a reference on page 12 to a section captioned Special Factors – Background to the Reverse/Forward Stock Split, there does not appear to be a section so captioned. Please revise accordingly.

Response:             The Schedule has been revised accordingly (see pages 5-20).

Item 1. Summary Term Sheet, page 2

6.
Please consider revising the format of the summary term sheet to include discrete subtopics for each of the areas addressed by the bulleted items. For instance, we note that several bullet points address a single topic such as the procedures for effecting the reverse/forward stock split. Other discrete topics might include such material matters as the consideration to be received, the purpose of the transaction, the impact of the transaction on the company and the board determination regarding the fairness of the transaction.

Response:             The Schedule has been revised accordingly (see pages 3-5).

7.
Your disclosure indicated that amendments to the charter were to be filed on or after August 27, 2009 and would become effective upon filing with the Secretary of State. Please provide updated disclosure regarding the “effective time” and highlight such information to enable shareholders who are to be cashed out to appropriately notify their brokers if necessary. We may have further comment.

Response:             The Schedule has been revised accordingly (see page 1).

8.
In the Form 8-K filed by the Company on August 26, 2009, the disclosure references a record date for purposes of receiving the information statement and a distinct “payment date” which appears to be a separate record date for purposes of being entitled to a cash payment at the Effective Time. Please advise us of the purpose and legal basis for this distinction. We may have further comment.

Response:             The boards of directors of corporations have broad discretion, under the corporate laws of most states, including Washington State, to determine the terms and conditions of stock repurchases and similar transactions, including the payment terms and record date for payments. RCW 23B.07.070 generally provides that the Company’s bylaws may fix or provide the manner of fixing the record date for any shareholder meeting, dividend or other corporate action. Article V, Section 4 of the Company’s bylaws states that the Board of Directors may fix the record date for purposes of determining the shareholders eligible to vote or participate with respect to any such corporate action.

For example, the share exchange in First American National Bank offered most shareholders holding company stock for their bank shares, but paid cash to out-of-state residents for their bank shares so that the holding company could take advantage of the interstate offering exemption and avoid costs associated with registering its stock under the Securities Act of 1933.

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 5, 2009

Further, the provisions of the Act dealing with fractional shares do not prohibit and in fact, expressly permit the issuance of fractional shares to some shareholders and the cash out of others. RCW 23B.06.040(1) provides that a corporation may:

(a)           Issue fractions of a share or pay in money the value of fractions of a share;

(b)           Arrange for disposition of fractional shares by the shareholder;

(c)           Issue scrip in registered or bearer form entitling the holder to receive a full share upon surrendering enough scrip to equal a full share. (Emphasis added.)

Finally, we note that use of the payment date of August 6, 2009, the date the proposed transaction was first publicly disclosed to investors by the Company’s press release, is consistent with Washington’s statutory scheme for dissenters’ appraisal rights, set forth in RCW Ch. 23B.13. As stated in the response to comment 1, RCW 23B.13.020(1)(d) grants statutory appraisal rights in reverse stock splits effected without shareholder approval pursuant to RCW 23B.07.020(4), but only to those shareholders who will be cashed out in the transaction, and, in addition, the corporation is only required to pay for shares held prior to the date of the first announcement to news media or to shareholders of the proposed corporate transaction. See RCW 23B.13.270.

It is difficult to know exactly how many shares of street name holders would be cashed out, but comparing the shareholder lists that the Company’s CFO obtained in June with the lists we obtained in August, it appears the total number of shares held in street name decreased from 2,762,820 to 2,423,456 shares, while the number of individual accounts increased from 113 accounts to 273 accounts, 202 of which are for less than 1,000 shares and many of which now hold the suspicious number of 999 shares and have the same last name or otherwise appear to be held by related parties. We believe that most, if not all of these were existing shareholders as of August 6, 2009 who broke up their holdings into related party accounts under 1,000 shares, and new shareholders who acquired their shares after August 6, 2009, and hold the shares in multiple related party accounts.

Assuming all 145 of the street name accounts with 999 shares would not qualify for cash out based on the August 6 payment date, so their 144,855 shares would not be cashed out, and that the remaining 57 street name holders with less than 1,000 shares, representing approximately 42,231 shares, would be cashed out, then the total cost of the cash out to the Company would be approximately $38,689 (64,481 shares X $0.60).

9.
We note your reference to the board’s determination as to the fairness of the transaction on pages 2 and 3. Clarify whether you are addressing procedural or substantive fairness in each of the bullet points. Alternatively, avoid duplicative disclosure and revise to disclose in one bullet point the board’s determination as to both procedural and substantive fairness of the transaction.

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 5, 2009

Response:             The Schedule has been revised accordingly (see page 3).

Item 4. Terms of the Transaction, page 8

10.
Please disclose how the board will make a determination, in its discretion, to abandon the reverse/forward stock split before the proposed effective date. Disclose, for example, the factors upon which the decision would be based, and how the board would provide notice to shareholders.

Response:             The Schedule has been revised accordingly (see page 1 and page 26).

11.
Include a brief statement as to the accounting treatment of the reverse/forward stock split, or explain why such disclosure is not material in the context of this transaction. See Item 1004(a)(1)(xi) of Regulation M-A.

Response:             Management believes that the proposed transaction will be properly accounted for as a stock split in accordance with Accounting Standards Codification (ASC) 505-20, “Stock Dividends and Stock Splits”, due to the Company’s representation to its shareholders, the large exchange ratio being used, and the one-time nature of the transaction.  As such the Company will not recapitalize or make any changes to its capital structure other than to account for the payments to the fractional shareholders following the reverse stock split. Therefore, disclosure of the accounting treatment is not material in the context of this transaction.

Appraisal Rights, page 10

12.
To avoid confusion, please consider relocating the discussion, which currently begins on page 10, under subparagraph (b) of this section, also entitled “Appraisal Rights” on page 11 since both of these subsections appear under “Terms of the Transaction.”

Response:             The Schedule has been revised accordingly (see pages 26-28).

Holders as of Effective Time Net Effect After Reverse/Forward Stock Split, page 9

13.
Please revise to clarify the approximately length of time between the effective date of the reverse/forward stock split and the date on which shareholders who are cashed out will receive their cash payments for fractional shares. Please also clarify whether shareholders will receive interest on the cash payments from the effective date of the reverse/forward stock split and the rate of interest, if any.

Response:             The Schedule has been revised accordingly (see Exchange of Certificates for Cash Payment at page 25).

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 5, 2009

14.
Please remove the statement at the end of the second paragraph indicating that the summary is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 13 of the Washington Business Corporation Act. This phrase appears inconsistent with your obligation to provide a summary of the appraisal rights in the document that is materially complete.

Response:             The Schedule has been revised accordingly (see page 27).

Item 5. Past Contacts, Transactions, Negotiations and Agreements, page 12

Transactions, page 12

15.
Please revise to disclose in the Schedule 13e-3 the related transactions, if any, between the company and any affiliates that are not natural persons where the aggregate value of the transaction is more than one percent of your consolidated revenues for the relevant periods described in Item 1005(a)(1) of Regulation M-A.

Response:             The Schedule has been revised accordingly (see pages 28-29).

16.
We refer you to Item 5 of Schedule 13e-3 and corresponding Item 1005 of Regulation M-A. Please provide information regarding all discussions, meetings, negotiations, and contracts among board members, management, and third parties, if any, that occurred in the period leading up to the decision to engage in the reverse/forward stock split. Please identify the participants of each discussion, meeting, or contact, the date of each discussion or meeting, and the individuals and/or entities that initiated the contact.

Response:             The Schedule has been revised accordingly (see “Special Factors” pages 5, 12-15).

Item 6. Purposes of the Transaction and Plans and Proposals, page 12

17.
Please disclose in detail how the board determined the reverse/forward stock split ratio. Please describe the deliberative process. Disclose, for example, whether the board considered using alternative ratios that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations. Disclose whether the board considered a range of per share prices and how it determined the final per share cash out price based on current and/or historical trading prices, book value, results of operations and projected future results. See Item 1013(b) of Regulation M-A.

Response:             The Schedule has been revised accordingly (see pages 12-19).

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 5, 2009

18.	Please revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in the company’s operating history. Refer to Item 1013(c) of Regulation M-A.

Response:             The Schedule has been revised accordingly (see pages 12-15).

Item 7. Purposes, Alternatives, Reasons and Effects, page 15

Potential Disadvantages of the Reverse/Forward Stock Split to Shareholders; Accretion in Ownership and Control of Certain Shareholders, page 16

19.
Your statement that the board determined that the reverse/forward stock split “overall will benefit” shareholders “because of, among other reasons, the liquidity provided to them” is conclusory. Please revise to state that the board considered the liquidity provided by the transaction to be among the disadvantages or benefits to shareholders. In addition, please specifically disclose, in quantified terms to the extent possible, any other benefits of the going-private transaction that were considered by the board.

Response:             The Schedule has been revised accordingly (see pages 8, 12-19).

Federal Income Tax Consequences of the Reverse/Forward Stock Split, page 17

20.
Shareholders are entitled to rely on the discussion in this section. Your disclosure should discuss all material federal income tax consequences of the reverse/forward stock split transaction. Please remove disclosure indicating that the summary does not “purport to be a complete analysis of all the potential tax considerations….” See Item 1013(d) of Regulation M-A.

Response:             The Schedule has been revised accordingly (see page 9).

Item 8. Fairness of the Transaction, page 21

Fairness, page 21

21.
You state that the board believes the transaction is “substantially fair” to unaffiliated shareholders. As done on page 22, please clarify here, if true, that the board also believes that the going-private transaction is “procedurally” fair to unaffiliated security holders, whether cashed-out or continuing shareholders.

Response:             The Schedule has been revised accordingly (see page 16).

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 5, 2009

Item 9. Reports, Opinions, Appraisals and Negotiations, page 23

22.
We refer you to comment 4 above and your disclosure of an independent valuation consultant’s determination of the per share price of $0.60. Please revise to include disclosure of the information required by Item 1015(a)-(c) of Regulation M-A with respect to the valuation report.

Response:             As explained in response to comment 4, the Schedule has been revised accordingly (see pages 16-18), without identifying the consultant.

23.
Disclose all of the financial forecasts that management and/or the board provided to the valuation consultant or any projections that the consultant developed. In addition, disclose and quantify the material assumptions underlying the forecasts.

Response:             As discussed in the Schedule (see pages 16-18), the consultant’s valuation was based on analyzing the Company’s historical financial statements and comparing the Company to relevant data about companies and acquisition transactions considered to be comparable by the consultant. The Board and management did not provide financial forecasts on projections to the consultant, nor to our knowledge did the consultant develop any.

24.
You state that the board determined that “certain additional factors” supported the fairness determination by the board. Revise to indentify all such factors if material to the board’s determination of fairness. See Item 1014(b) of Regulation M-A.

Response:             The Schedule has been revised accordingly (see pages 16-19).

Procedural Fairness to All Shareholders, page 22

25.
The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for stockholders in assessing the transaction and the company’s fairness determination. See Exchange Act Release 17719 (April 13, 1981). Specifically, what consideration was given by the Board of Directors to net book value, liquidation value or going concern value? Please revise.

Response:             The Schedule has been revised accordingly (see pages 16-19).

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 5, 2009

Incorporation of Certain Documents by Reference, page 34

26.
Securities Act Section 27A(b)(1)(E) and Exchange Act Section 21E(b)(1)(E) expressly state that the safe harbor for forward-looking statements does not apply to statements made in connection with a going private transaction. Your reference to the Private Securities Litigation Reform Act of 1995 is inappropriate. Delete all references to the Litigation Reform Act, as it relates to your disclosure in the document, and include a statement that forward-looking statements made in any documents incorporated by reference or otherwise made in relation to the going-private transaction are not protected under the safe harbors of the Reform Act.

Response:             The Schedule has been revised accordingly (see page 2).

Available Information, page 34

27.
You advise your shareholders that they may inspect and copy the documents you filed with the Commission at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington D.C. 20549. Please be advised that we are now located at 100 F Street, N.E., Washington D.C. 20549.

Response:             The Schedule has been revised accordingly (see page 42).

Item 13. Financial Statements, page 25

28.
Please include updated financial statements through the quarter ended June 30, 2009. Further, please ensure that you include all of the information required by Item 1010(a) and (b) of Regulation M-A, including the ratio of earnings to fixed charges and updated financial information regarding the book value per share as of June 30, 2009.

Response:             The Schedule has been revised accordingly (see pages 33-40).

Schedule 13D filed by Mr. Ferguson
Schedule 13D filed by Mr. Lampson

29.
We note that directors Ferguson and Lampson beneficially own approximately 18.8% and 13.2% of the company’s outstanding shares, respectively. Since their initial filings in 2007, no amendments to either of their Schedule 13D have been filed. Further, it does not appear that any amendments were filed to disclose their respective intentions with regard to the company going private. Refer to Item 4 of Schedule 13D and Exchange Act Rule 13d-2(a). Please supplementally advise us as to why no amendments were made. We may have further comment.

Response:             We do not represent Messrs. Ferguson and Lampson. However, we checked the Schedules 13D that they filed in June 2007 and are unaware of any “material changes,” including but not limited to any material changes in their ownership of Company stock that would require  amendments pursuant to Rule 13d-2(a). They both continue to hold their stock for investment purposes as originally reported in Item 4 of their filings.

Ms. Maryse Mills-Apenteng	Keller Rohrback l.l.p.
October 5, 2009

If you have any questions or to request further information, please contact the undersigned at (206) 224-7585 (direct dial) or by email at tsterken@KellerRohrback.com.

Sincerely,

/s/Thomas A. Sterken
Thomas A. Sterken

TAS:sjm
Encs.:	Company Acknowledgement
Marked copy of Amendment No. 1

cc (w/encs.):	Ryan Houseal, Staff Attorney
Melissa Duru, Special Counsel, Office of Mergers and Acquisitions
Matthew J. Hammer
Sandra I. Muller